Exhibit 99.1

INVESTOR CONTACT: Diana Downey Investor Relations +1 832-445-3865
Orion Engineered Carbons S.A. Announces
Third Quarter 2015 Financial Results
Third Quarter 2015 Highlights

•	Adjusted EBITDA[1] of €48.0 million and Adjusted EPS[1] of €0.32

•	Cash totaled €105.9 million after dividend payments year to date of €30.0 million, which represents a build of €65.3 million (up 93%) in cash during 2015 prior to dividend payments

•	Volumes increased to 258.3 kmt, or 4.8%, compared to 246.4 kmt in the third quarter of 2014 with both businesses contributing to this increase

•	Contribution Margin[1] decreased by €2.6 million, or 2.4%, compared to the third quarter of 2014 as a result of oil price impacts on the Rubber Black Business

•
Revenue decreased by €51.1 million to €278.7 million compared to the third quarter of 2014 as lower feedstock costs were passed along to customers mainly via indexed pricing agreements in the form of reduced sales prices

•
Specialty Carbon Black Adjusted EBITDA margin increased 270 basis points to 29.3% compared to the third quarter of 2014, as a result of volume growth and stronger margins resulting from declining feedstock prices on revenue as well as foreign exchange effects

•	Rubber Carbon Black Adjusted EBITDA margin decreased 60 basis points to 10.9% compared to the third quarter of 2014 as a result of negative feedstock effects

•	Net Working Capital[1] of 64 days remained at same level as at the end of second quarter 2015

•	Profit (Net Income) of €12.1 million in the third quarter of 2015 equal to EPS of €0.20

•	2015 full year Adjusted EBITDA guidance range revised to €203 million to €210 million

•	Agreement signed to acquire the majority stake (67%) of the carbon black QECC joint venture located in Qingdao, China

Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg – October 28, 2015 - Orion Engineered Carbons S.A. (“Orion” or the “Company”) (NYSE: OEC), a worldwide supplier of Specialty and High-Performance Carbon Black, today announced results for its third quarter of 2015.

“Our third quarter results were mixed as we delivered outstanding results from our Specialty Carbon Black business, but continued to face near term challenges in our Rubber Carbon Black business. Our Specialty Carbon Black business continues to perform extremely well in a difficult macroeconomic environment delivering a record volume quarter. We grew Specialty Carbon Black volumes and Adjusted EBITDA margins and delivered solid Adjusted EBITDA growth of 4.2% in the business compared to the prior year’s third quarter. We saw a worsening of the margin challenges in our Rubber Carbon Black business that we experienced last quarter. While we were pleased to see growth in Rubber Carbon Black volume in Europe, North America and Korea, margins were affected by unfavorable feedstock

1) See below for a reconciliation of non-IFRS financial measures to the most directly comparable IFRS measures cost developments. Overall, our cash flow remained strong covering our dividend payments and a slight increase in our capital expenditures.” said Jack Clem, Orion’s Chief Executive Officer.

In EUR	Fiscal Year 2015	Fiscal Year 2014
	Third Quarter	Third Quarter
Revenue	278.7m	329.8m
Volume (in kmt)	258.3	246.4
Contribution Margin	103.5m	106.1m
Contribution Margin per Metric Ton (1)	400.8	430.6
Operating Result (EBIT)	27.1m	27.5m
Adjusted EBITDA (2)	48.0m	53.2m
Profit or Loss for the Period (Net Income)	12.1m	(40.8)m
EPS (3)	0.20	(0.75)
Adjusted EPS (4)	0.32	(0.62)
Notes:

(1)
The change in Contribution Margin per metric ton (CM/mT) between Q3 2015 and Q3 2014 reflects a negative impact of approximately €29/mT related to feedstock cost developments primarily associated with the Rubber Carbon Black business, which was partially offset by a favorable impact of about €9/mT associated with foreign exchange translation effects.

(2)
The change in Adjusted EBITDA between Q3 2015 and Q3 2014 includes a negative impact of approximately €7.5 million associated with feedstock cost developments, partially offset by a favorable impact of €2.1 million associated with foreign exchange translation effects.

(3)
EPS calculated using profit or loss for the period (net income) based upon (weighted) number of shares outstanding, which was 59,635k during the third quarter of 2015 and 54,455k during the third quarter of 2014, the quarter in which the company issued new shares at the time of its IPO.

(4)
Calculated using profit or loss for the period (Net Income) adjusted for non-recurring items, amortization of acquired intangible assets and foreign currency effects impacting financial results (all adjustments on a net of tax basis assuming group tax rate) based on (weighted) number of shares outstanding.

Third Quarter 2015 Overview
Volumes increased by 11.9 kmt resulting in total volume of 258.3 kmt in the third quarter of 2015 compared to 246.4 kmt in the third quarter of 2014. This rise of 4.8% reflected increased volumes in both the Specialty and Rubber Carbon Black businesses.
While volumes in the quarter rose, revenue decreased by €51.1 million, or 15.5%, to €278.7 million in the third quarter of 2015 from €329.8 million in the third quarter of 2014. This revenue decrease was due to sales price declines resulting from pass through of lower feedstock costs and to a lesser extent due to product mix, partially offset by additional volumes and foreign exchange translation effects from a stronger US Dollar.
Contribution Margin decreased by €2.6 million, or 2.4%, to €103.5 million in the third quarter of 2015 from €106.1 million in the third quarter of 2014, primarily driven by negative feedstock cost developments and regional mix effects in our Rubber Carbon Black business. These were partially offset by a strong gain in contribution margin in our Specialty Carbon Black business and volume gains in our Rubber Carbon Black business, as well as positive foreign exchange translation effects (associated primarily with the stronger US Dollar), and our continuing efforts to improve efficiency.
Adjusted EBITDA decreased by €5.2 million, or 9.8% to €48.0 million in third quarter of 2015 from €53.2 million in the third quarter of 2014 which reflected the development of Contribution Margin and Gross Profit, as well as the impact of unfavorable foreign exchange effects associated with the below margin fixed costs.

Quarterly Business Results
Specialty Carbon Black
Volumes for the Specialty Carbon Black business increased by 9.1% to 55.6 kmt in the third quarter of 2015 from 51.0 kmt in the third quarter of 2014, reflecting increased global demand and further penetration of markets, especially in Asia Pacific and thereby set a quarterly record for the business.
Revenue of the business decreased by €5.4 million, or 5.4%, to €95.6 million in the third quarter of 2015 from €101.0 million in the third quarter of 2014. This revenue decrease was due to price declines resulting from the pass through of reduced feedstock costs to customers and product mix impacts. This was partially offset by foreign exchange translation effects from a stronger US Dollar and stronger volumes.
Gross Profit of the business increased by €2.8 million, or 8.2%, to €36.9 million in the third quarter of 2015 from €34.1 million in the third quarter of 2014, in large part due to a benefit from increased volumes as well as favorable foreign exchange translation effects mainly associated with the stronger US Dollar. In addition, as a result of the review of remaining useful asset lives in the first quarter of 2015 depreciation decreased by €1.9 million prior to offset by foreign exchange impacts and additional capital investment.
Adjusted EBITDA of the business increased by 4.2% to €28.0 million in the third quarter of 2015 from €26.9 million in the third quarter of 2014 reflecting the development of Gross Profit excluding depreciation, offset by the impact of unfavorable foreign exchange effects associated with the below margin fixed costs. Adjusted EBITDA margin was 29.3% in the third quarter of 2015 as compared to 26.6% in the third quarter of 2014. This increase in Adjusted EBITDA margin, while reflecting improved profitability, is also partly driven by the effect of the decline in feedstock costs on revenues.
Rubber Carbon Black
Volumes of the Rubber Carbon Black business increased by 3.7% to 202.7 kmt in the third quarter of 2015 from 195.4 kmt in the third quarter of 2014, reflecting increased demand in Europe, North America and Asia Pacific.
Revenue of the business decreased by €45.7 million, or 20.0%, to €183.1 million in the third quarter of 2015 from €228.8 million in the third quarter of 2014. This revenue decrease was primarily due to price declines resulting from pass through of lower cost feedstock. This was partly offset by foreign exchange translation effects from a stronger US Dollar. The impact on revenues of the additional volumes was offset by regional mix effects.
Gross profit of the business decreased by €6.0 million, or 13.9%, to €37.3 million in the third quarter of 2015 from €43.3 million in the third quarter of 2014. This decrease was associated with negative feedstock cost developments, partially offset by favorable foreign exchange translation effects. In addition, as a result of the review of remaining useful asset lives in the first quarter of 2015 depreciation decreased by €2.8 million prior to offset by foreign exchange impacts and additional capital investment.
Adjusted EBITDA of the business decreased by €6.3 million, or 24.1% to €20.0 million in the third quarter of 2015 from €26.3 million in the third quarter of 2014, reflecting the development of Gross Profit excluding depreciation as well as the impact of unfavorable foreign exchange effects associated with the below Gross Profit fixed costs.
Balance Sheet and Cash Flow
As of September 30, 2015, the Company had cash and cash equivalents of €105.9 million which represents an increase of €35.3 million from December 31, 2014 driven by strong operational performance of the business and a cash effective reduction in working capital of €23.8 million as a result of lower feedstock costs and effective working capital management. Days of Net Working Capital ended the quarter at 64 days, level with the second quarter of 2015.
The Company’s non-current indebtedness as of September 30, 2015 was €691.1 million composed of the non-current portion of term loan liabilities (€704.2 million less transaction costs of €13.3 million) and €0.2 million other long term debt. Net indebtedness including €7.2 million current portion of term loan liabilities was €605.6 million, which represents a 2.94 times LTM EBITDA multiple.
Cash inflows from operating activities in the third quarter of 2015 amounted to €30.1 million, consisting of a consolidated profit for the period of €12.1 million, adjusted for depreciation and amortization of €17.6 million and the exclusion of finance cost of €13.9 million affecting net income. Net working capital totaled €188.8 million as of September 30, 2015, compared to €198.2 million as of June 30, 2015.
Cash outflows from investing activities in the third quarter of 2015 amounted to €9.5 million composed of expenditures for improvements primarily in the manufacturing network throughout the production system which are slightly above the expectations for the full year 2015.
Cash outflows for financing activities in the third quarter of 2015 amounted to €25.3 million, consisting primarily of a dividend payment totaling €10.0 million, regular interest payments of €9.6 million and regular debt repayment of €1.8 million.

Organizational Matters

Acquisition of Stake in Chinese Carbon Black Joint Venture
On October 15, 2015, Orion announced agreements to acquire Evonik Industries AG's 52% percent stake as well as Deutsche Investitions- und Entwicklungsgesellschaft mbH’s (DEG) 15% stake in Qingdao Evonik Chemical Co., Ltd. (QECC). Please see Orion's Report on Form 6-K on October 15, 2015 for more information about the acquisition of Evonik's and DEG's shares in QECC.

Realignment of Orion Engineered Carbons Business Structure
To better align functions and improve responsiveness to the needs of our customers, Orion is reorganizing its business structure. Effective October 23, 2015, certain departments previously grouped under Global Operations will be distributed to the Specialty Carbon Black and Rubber Carbon Black business lines. We expect that this change will add further operational alignment to the businesses and thus improve their ability to create value within their respective businesses.

Departure of Senior Vice President, Global Operations
Jörg Krüger, Senior Vice President, Global Operations, is leaving Orion Engineered Carbons.
2015 Full Year Outlook
“2015 has been a great year thus far for our Specialty Carbon Black business as we have grown volumes by 4.6%, expanded margins by 400 basis points, and delivered 9% Adjusted EBITDA growth. These achievements reflect the successful execution of our core strategic mission to be the global leader in carbon black specialties. In our Rubber Carbon Black business, we achieved our strategic targets for volume growth (up 2.6%) in some fairly difficult markets, but continue to deal with the transient negative feedstock cost developments which have heavily impacted that business’ financial performance. We expect this to continue for the remainder of 2015 and have taken measures to counteract the impact during this year and into next.
As a result we now expect our full year 2015 Adjusted EBITDA to be in the range of €203 million to €210 million. This outlook continues to be based on our current view of the global markets, assumes that volume growth is in line with current GDP expectations, and that current global oil price levels and currency exchange rates remain reasonably stable.
Our strong and sustainable cash flow continued through the year and should result in a significant further growth by year end given our outlook for trading activity and oil prices. This strong cash generation is due in part to a prolonged and sustained fall in oil prices during the year, which has contributed to significantly lower working capital levels employed in the group. Additionally, we have improved our overall inventory and cash management execution which are evident in key performance indices such as DSO. This gain in cash has occurred even while we marginally increased capital expenditures to address certain opportunities to improve our production network. This positive development in cash level has prompted us to initiate a comprehensive review of our capital allocation policy over the next few months, whereby we will be reassessing:

•	our mid-term pipeline of investment opportunities (both fast-payback self-help investments and potential other bolt-on acquisitions);

•	the current and expected impact on the group of our recently announced purchase of 67% of shares of the QECC Joint Venture in Qingdao, China, and the possibility of acquiring the remaining shares;

•	our leverage levels; and

•	different options for capital return such as our dividend policy or potential share buybacks at the appropriate time

We continue to strive for a capital allocation policy which balances long term value creation with attractive near-term shareholder returns,” said Jack Clem, Chief Executive Officer.

This outlook does not give effect to any contingencies described in Note 12 to our interim condensed consolidated financial statements as at September 30, 2015.

Other factors for 2015 full year:

•	59.6 million shares outstanding

•	Tax rate of about 33% on pretax income (underlying 35%)

•	Cash capital expenditures of approximately €50-52 million

•	Full year 2015 depreciation of about €48-50 million and amortization of €18-20 million (includes amortization of acquired intangibles of €13 million)

Conference Call
As previously announced, Orion will hold a conference call tomorrow, Thursday, October 29, 2015, at 8:30 a.m. (EDT). The dial-in details for the live conference call are as follow:

U.S. Toll Free:	1-877-407-4018
International:	1-201-689-8471
U.K. Toll Free:	0 800 756 3429
Germany Toll Free:	0 800 182 0040
Luxembourg Toll Free:	800 28 522
Luxembourg Local:	352 2786 0689
A replay of the conference call may be accessed by phone at the following numbers through November 5, 2015:

U.S. Toll Free:	1-877-870-5176
International:	1-858-384-5517
Conference ID:	13622269
Additionally, a live and an archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at: www.orioncarbons.com.
To learn more about Orion, visit the company’s website at www.orioncarbons.com. Orion uses its website as a channel of distribution for material Company information. Financial and other material information regarding Orion is routinely posted on the Company’s website and is readily accessible.
About Orion Engineered Carbons
Orion is a worldwide supplier of Carbon Black. The Company offers standard and high-performance products for coatings, printing inks, polymers, rubber and other applications. Our high-quality Gas Blacks, Furnace Blacks and Specialty Carbon Blacks tint, colorize and enhance the performance of plastics, paints and coatings, inks and toners, adhesives and sealants, tires, and manufactured rubber goods such as automotive belts and hoses. With approximately 1,350 employees worldwide, Orion runs 14 global production sites and four Applied Technology Centers. For more information please visit our website

Forward Looking Statements
This document contains certain forward-looking statements with respect to our financial condition, results of operations and business, including those in the “2015 Full Year Outlook” section above. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among others, statements concerning the potential exposure to market risks, statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions and statements that are not limited to statements of historical or present facts or conditions. Some of these statements can be identified by terms and phrases such as “anticipate,” “believe,” “intend,” “estimate,” “expect,” “continue,” “could,” “should,” “may,” “plan,” “project,” “predict” and similar expressions. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include those factors detailed under the captions “Note Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2014 and in Note 11 to our unaudited interim condensed consolidated financial statements as at September 30, 2015 regarding contingent liabilities, including litigation. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement – including the “2015 Full Year Outlook” section above – as a result of new information, future events or other information, other than as required by applicable law.

Interim condensed consolidated income statements
of Orion Engineered Carbons S.A. for the three and nine months ended September 30, 2015 and 2014 - unaudited

	Three Months Ended Sep 30, 2015	Three Months Ended Sep 30, 2014	Nine Months Ended Sep 30, 2015	Nine Months Ended Sep 30, 2014
	In EUR k	In EUR k	In EUR k	In EUR k
Revenue	278,660	329,808	851,411	1,001,565
Cost of sales	(204,512)	(252,466)	(609,539)	(773,581)

Gross profit	74,148	77,342	241,872	227,984

Selling expenses	(27,136)	(23,790)	(80,627)	(74,185)
Research and development costs	(2,460)	(3,280)	(10,525)	(9,338)
General and administrative expenses	(14,591)	(14,114)	(45,291)	(39,906)
Other operating income	3,312	438	4,987	2,921
Other operating expenses	(6,133)	(9,112)	(11,120)	(24,707)

Operating result (EBIT)	27,140	27,484	99,296	82,769

Finance income	13,555	24,592	21,502	27,591
Finance costs	(27,478)	(92,396)	(62,663)	(147,522)
Share of profit or loss of joint ventures	121	180	371	345

Financial result	(13,802)	(67,624)	(40,790)	(119,586)

Profit or loss before income taxes	13,338	(40,140)	58,506	(36,817)

Income taxes	(1,286)	(641)	(17,120)	(10,812)

Profit or loss for the period	12,052	(40,781)	41,386	(47,629)
Earnings per Share (EUR per share), basic	0.2	(0.75)	0.69	(1.01)
Weighted average number of ordinary shares (in thousands)	59,635	54,455	59,635	47,358
Earnings per Share (EUR per share), diluted	0.2	(0.75)	0.69	(1.01)
Weighted average number of diluted ordinary shares (in thousands)	59,949	54,455	59,741	47,358

Interim condensed consolidated statement of financial position of Orion Engineered Carbons S.A. as at September 30, 2015 and December 31, 2014 – unaudited

	Sep 30, 2015	Dec 31, 2014
A S S E T S	In EUR k	In EUR k
Non-current assets
Goodwill	48,512	48,512
Other intangible assets	98,919	110,952
Property, plant and equipment	372,708	358,216
Investment in joint ventures	4,536	4,657
Other financial assets	3,291	5,931
Other assets	3,277	3,750
Deferred tax assets	50,673	57,084
	581,916	589,102
Current assets
Inventories	108,324	125,298
Trade receivables	173,656	199,486
Other financial assets	3,364	1,001
Other assets	23,377	26,166
Income tax receivables	3,550	10,575
Cash and cash equivalents	105,860	70,544
	418,131	433,070
	1,000,047	1,022,172

	Sep 30, 2015	Dec 31, 2014
E Q U I T Y A N D L I A B I L I T I E S	In EUR k	In EUR k
Equity
Subscribed capital	59,635	59,635
Reserves	(49,140)	51,569
Profit or loss for the period	41,386	(55,939)
	51,881	55,265
Non-current liabilities
Pension provisions	49,787	48,629
Other provisions	13,853	14,169
Financial liabilities	691,141	670,189
Other liabilities	133	2,101
Deferred tax liabilities	34,127	44,281
	789,041	779,369
Current liabilities
Other provisions	34,097	40,808
Trade payables	93,147	105,074
Other financial liabilities	4,648	10,684
Income tax liabilities	13,740	11,552
Other liabilities	13,493	19,420
	159,125	187,538
	1,000,047	1,022,172

Interim condensed consolidated statements of cash flows of
Orion Engineered Carbons S.A. for the three and nine months ended September 30, 2015 and 2014 – unaudited

	Three Months Ended Sep 30, 2015	Three Months Ended Sep 30, 2014	Nine Months Ended Sep 30, 2015	Nine Months Ended Sep 30, 2014
	In EUR k	In EUR k	In EUR k	In EUR k
Profit or (loss) for the period	12,052	(40,781)	41,386	(47,629)

Income taxes	1,286	641	17,120	10,812

Profit or (loss) before income taxes	13,338	(40,140)	58,506	(36,817)

Depreciation and amortization of intangible assets and property, plant and equipment	17,593	19,189	52,045	57,073
Other non-cash expenses/(income)	(2,297)	(2,549)	(2,297)	163
(Increase)/decrease in trade receivables	7,162	11,226	27,356	(14,779)
(Increase)/decrease in inventories	4,930	3,869	16,982	(14,472)
Increase/(decrease) in trade payables	(17,445)	5,267	(20,522)	19,912
Increase/(decrease) in provisions	2,946	6,071	(8,153)	(5,427)
Increase/decrease in other assets and liabilities that cannot be allocated to investing or financing activities	(6,691)	(11,627)	(4,119)	(2,215)
Finance income	(13,555)	(24,592)	(21,502)	(27,591)
Finance costs	27,478	92,396	62,663	147,522
Cash paid for income taxes	(3,328)	(759)	(8,865)	(11,134)

Cash flows from operating activities	30,131	58,351	152,094	112,235

Cash paid for the acquisition of intangible assets and property, plant and equipment	(9,478)	(17,633)	(40,823)	(37,201)

Cash flows from investing activities	(9,478)	(17,633)	(40,823)	(37,201)

Cash received from borrowings, net of transaction costs	—	609,024	—	652,989
Repayments of borrowings	(1,795)	(559,509)	(5,406)	(620,573)
Cash payments of current financial liabilities	(4,067)	—	(7,599)	—
Interest and similar expenses paid	(9,646)	(66,195)	(32,184)	(111,611)
Interest and similar income received	198	15,405	1,324	15,601
Dividends paid to shareholders	(10,000)	—	(30,000)	—

Cash flows from financing activities	(25,310)	(1,275)	(73,865)	(63,594)

Change in cash	(4,657)	39,443	37,406	11,440

Change in cash resulting from exchange rate differences	(2,501)	1,623	(2,090)	1,993
Cash and cash equivalents at the beginning of the period	113,018	42,845	70,544	70,478

Cash and cash equivalents at the end of the period	105,860	83,911	105,860	83,911

Non-IFRS Financial Measures Reconciliations
In this release we refer to Adjusted EBITDA, Contribution Margin and Adjusted EPS which are financial measures that have not been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) or the accounting standards of any other jurisdiction and may not be comparable to other similarly titled measures of other companies. Adjusted EBITDA is defined as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, share of profit or loss of joint venture and certain other items. Adjusted EBITDA is used by our management to evaluate our operating performance and make decisions regarding allocation of capital because it excludes the effects of certain items that have less bearing on our underlying business performance. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) although Adjusted EBITDA excludes the impact of depreciation and amortization, the assets being depreciated and amortized may have to be replaced in the future and thus the cost of replacing assets or acquiring new assets, which will affect our operating results over time, is not reflected; (b) Adjusted EBITDA does not reflect interest or certain other costs that we will continue to incur over time and will adversely affect our profit or loss, which is the ultimate measure of our financial performance and (c) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, you should consider Adjusted EBITDA alongside our other IFRS-based financial performance measures, such as consolidated profit or loss for the period and our other IFRS financial results.
Contribution Margin is calculated by subtracting variable costs (such as raw materials, packaging, utilities and distribution costs) from our revenue. We believe that Contribution Margin and Contribution Margin per Metric Ton are useful since we see these measures as indicating the portion of revenue that is not consumed by variable costs (raw materials, packaging, utilities and distribution costs) and therefore contributes to the coverage of all other costs and profits.
Adjusted EPS is defined as profit or loss for the period adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, certain other items (such as amortization expenses related to intangible assets acquired from our predecessor and foreign currency revaluation impacts) and assumed taxes, divided by the [(weighted)]number of shares outstanding. Adjusted EPS provides guidance with respect to our underlying business performance without regard to the effects of (a) foreign currency fluctuations, (b) the amortization of intangible assets which other companies may record as goodwill having an indefinite lifetime and thus no amortization and (c) our start-up and initial public offering costs. Other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Adjusted EPS.
We define Net Working Capital as the total of inventories and current trade receivables, less trade payables. Net Working Capital is a non-IFRS financial measure, and other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Net Working Capital.
The following tables present a reconciliation of each of Adjusted EBITDA and Adjusted EPS to the most directly comparable IFRS measure:

Reconciliation of profit or loss	Three Months Ended Sep 30,		Nine Months Ended Sep 30,
in EUR k	2015	2014	2015	2014
Adjusted EBITDA	48,012	53,232	157,862	159,201
Share of profit of joint venture	(121)	(180)	(371)	(345)
Restructuring expenses (1)	—	(860)	—	(3,007)
Consulting fees related to group strategy (2)	—	(1,686)	(182)	(3,864)
Long Term Incentive Plan (LTIP)	(411)	—	(411)	—
Other non-operating (3)	(2,747)	(3,833)	(5,557)	(12,144)
EBITDA	44,733	46,673	151,341	139,841
Depreciation, amortization and impairment of intangible assets and property, plant and equipment	(17,593)	(19,189)	(52,045)	(57,073)
Earnings before taxes and finance income/costs (operating result (EBIT))	27,140	27,484	99,296	82,769
Other finance income	13,555	24,592	21,502	27,591
Share of profit of joint ventures	121	180	371	345
Finance costs	(27,478)	(92,396)	(62,663)	(147,522)
Income taxes	(1,286)	(641)	(17,120)	(10,812)
Profit or loss for the period	12,052	(40,781)	41,386	(47,629)
(1) Restructuring expenses include personnel-related costs
(2) Consulting fees related to the Group strategy include external consulting fees from establishing and implementing our operating, tax and organizational strategies.
(3) Other non-operating expenses in the three and nine months ended September 30, 2015 primarily relate to costs in association with our EPA enforcement action. Other non-operating expenses in the three and nine months ended September 30, 2014 included in particular IPO related costs.

Adjusted EPS Reconciliation

Adjusted EPS	Three Months Ended Sep 30,		Nine Months Ended Sep 30,
in EUR k	2015	2014	2015	2014
Profit or loss for the period	12,052	(40,781)	41,386	(47,629)
Long Term Incentive Plan (LTIP)	411	—	411	—
add back non recurring items	2,747	6,379	6,150	19,015
add back amortization of acquired intangible assets	3,264	3,251	9,806	10,904
add back foreign exchange rate impacts to financial result	4,239	1,175	9,268	3,311
Tax effect on add back items at 35% estimated tax rate	(3,731)	(3,782)	(8,972)	(11,630)
Adjusted profit or loss for the period	18,982	(33,758)	58,049	(26,030)
Adjusted EPS [1]	0.32	(0.62)	0.97	(0.55)

Total add back items	6,930	7,023	16,663	21,599

Impact add back items per share	0.12	0.13	0.28	0.46
+ Earnings per Share (EUR per share), basic	0.20	(0.75)	0.69	(1.01)
= Adjusted EPS [1]	0.32	(0.62)	0.97	(0.55)
1) Based upon weighted number of shares outstanding, which was 59,635k for the three months ended September 30, 2015 and 54,455k for the three months ended September 30, 2014, respectively and 59,635k year to date 2015 and 47,358k year to date 2014.